ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated December 24, 2008

Optimization

Return Optimization Securities

Enhanced Return Strategies for Moderate-Return Environments
JPMorgan Chase & Co. Notes linked to the MSCI EAFE® Index due on or about February 3, 2010

Investment Description

Return Optimization Securities are Notes issued by JPMorgan Chase & Co. with returns linked to the performance of the MSCI EAFE® Index (the "Index") (each, a "Note" and collectively, the "Notes"). The Notes are designed to enhance returns in a moderate-return environment – meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 500% of the Index Return, up to the Maximum Gain, providing you with a potential opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal as reduced by that negative Index Return and may receive nothing. **Any payment on the Notes is subject to the creditworthiness of the Issuer. Investing in the Notes involves significant risks, including potential loss of some or all of your principal and a capped appreciation at maturity.**

Features

- **Growth Potential**—The Notes provide the potential to enhance returns in a moderate-return environment. Investors receive enhanced upside participation in the positive performance of the Index up to the Maximum Gain (the actual Maximum Gain for the Notes will be determined on the Trade Date).
- **Leverage plus 1 to 1 downside exposure**—5x leverage up to the Maximum Gain on the Notes with 1-to-1 downside exposure at maturity
- **Diversification**—The Notes provide the ability to diversify your portfolio through exposure to the Index.

Key Dates

Trade Date[1]	January 27, 2009
Settlement Date[1]	January 30, 2009
Final Valuation Date[2]	January 28, 2010
Maturity Date[2]	February 3, 2010
CUSIP:	46625H456
ISIN:	US46625H4561

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-5-A-I.

Note Offering

We are offering Return Optimization Securities linked to the MSCI EAFE® Index. The return on the Notes is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The indicative Maximum Gain for the Notes, as well as the maximum payment at maturity, are listed below.

Underlying Index for each Note	Index Ticker	Leverage Factor	Maximum Gain[1]	Maximum Payment at Maturity per $10 Note	CUSIP	ISIN
MSCI EAFE® Index	MXEA	5	25.00% to 30.00%	$12.50 to $13.00	46625H456	US46625H4561

[1] Actual Maximum Gain and the Index Starting Level for the Notes will be determined on the Trade Date.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-5-A-I dated December 2, 2008 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-5-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-5-A-I. Any representation to the contrary is a criminal offense.

	Price to Public[(1)]		Fees and Commissions[(2)]		Proceeds to Us	
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the MSCI EAFE® Index		$10		$0.125		$9.875

[(1)] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.

[(2)] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

UBS Financial Services Inc. **JPMorgan**

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-5-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-5-A-I dated December 2, 2008. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-5-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-5-A-I dated December 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005837/e33725_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

- You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Notes, and that such appreciation, as leveraged by the Leverage Factor of 5, is unlikely to exceed the indicative Maximum Gain at maturity applicable to the Notes.
- You are willing to make an investment that is exposed to the full downside performance risk of the Index.
- You are willing and able to hold the Notes to maturity.
- You are willing to invest in the Notes even though their return will be limited to the Maximum Gain based on the range indicated for the Maximum Gain (the actual Maximum Gain for the Notes will be determined on the Trade Date and will not be less than 25% or greater than 30%).
- You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.
- You are willing to forgo (i) dividends paid on the equity securities included in the Index and (ii) any appreciation above the Maximum Gain.
- You do not seek current income from this investment.
- You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

- You are unable or unwilling to hold the Notes to maturity.
- You do not believe the Index will appreciate over the term of the Notes.
- You believe that the Index will appreciate by more than the Maximum Gain.
- You are not willing to make an investment in which you could lose up to 100% of your principal amount.
- You believe that another investment product will provide a leveraged Index Return at maturity that is greater than the Maximum Gain.
- You are unwilling to make an investment that is exposed to the full downside performance risk of the Index and is not principal protected.
- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
- You seek current income from your investments.
- You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.
- You seek an investment for which there will be an active secondary market.
- You prefer to receive dividends paid on the equity securities underlying the Index.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-5-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.
Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	12 months (369 days)
Payment at Maturity (per $10)	**If the Index Return is positive**, you will receive at maturity a cash payment per $10 principal amount Note, equal to: $10 + ($10 x Index Return x 5) provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x the Maximum Gain). **If the Index Return is zero**, you will receive at maturity a cash payment of $10 per $10 principal amount Note. **If the Index Return is negative**, you will receive at maturity a cash payment, per $10 principal amount Note, equal to: $10 + $10 x (Index Return) In this scenario, you will lose some or all of your principal and the amount depends on how much the Index declines, from the Trade Date to the Final Valuation Date.
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Leverage Factor	5
Maximum Gain	25.00% to 30.00% The actual Maximum Gain on the Notes will be determined on the Trade Date.
Index Starting Level	The Index Closing Level on the Trade Date.
Index Ending Level	The Index Closing Level on the Final Valuation Date.

Determining Payment at Maturity

Determine the Index Return

The percentage change from the Index Starting Level to the Index Ending Level

Is the Index Return multiplied by the Leverage Factor equal to or greater than the Maximum Gain?

Yes → You will receive your initial investment plus an amount based on the Maximum Gain, equal to the maximum payment at maturity, calculate as follows:

$10 + ($10 x Maximum Gain)

No ↓

Is the Index Return positive?

Yes → You will receive at maturity, per $10 principal amount Note, your principal plus a return equal to the Index Return times the Leverage Factor, up to the maximum payment at maturity, calculated as follows:

$10 + ($10 x Index Return x 5)

No ↓

If the Index Return is negative, you will lose 1% of the principal amount of your Notes for every 1% that the Index Ending Level declines beyond the Index Starting Level. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 5 and assume a Maximum Gain of 27.50% (the midpoint of the range of 25.00% to 30.00%) and a range of Index Returns from +80% to -100%. The actual Index Starting Level and Maximum Gain will be set on the Trade Date. If the actual Maximum Return as determined on the Trade Date is less than 27.50%, your maximum payment at maturity will be lower than the hypothetical maximum payments at maturity show below.



The ROS pay five times the positive Index Return up to the Maximum Gain on the Securities of 27.50%
The ROS participate fully in the decline of the Index
If the Index appreciates by more than 5.50%, the ROS pay the Maximum Gain of 27.50%
Return on Notes
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Index Return at Maturity
Index
ROS

Index Return		Note Return
80.00% 40.00% 20.00%	Maximum Gain	27.50% 27.50% 27.50%
5.00% 4.00% 3.00%	5x Index Return	25.00% 20.00% 15.00%
0%		0%
-20.00% -40.00% -100.00%	No Downside Protection	-20.00% -40.00% -100.00%

Example 1—On the Final Valuation Date, the MSCI EAFE® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive five times the Index Return, or a 15% total return, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (5 x 3%)) = $10 + $1.50 = $11.50.

Example 2—On the Final Valuation Date, the MSCI EAFE® Index closes 20% above the Index Starting Level. Since five times the Index return of 20% is more than the Maximum Gain of 27.50%, you will receive at maturity the Maximum Gain of 27.50%, or $12.75 per $10 principal amount Note.

Example 3—On the Final Valuation Date, the MSCI EAFE® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the MSCI EAFE® Index and your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (-20%)) = $10 - $2.00 = $8.00.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-5-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your Notes should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-5-A-I.

Risks Relating to the Notes Generally

- **Your Investment in the Notes May Result in a Loss** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level and you may lose some or all of your principal.
- **Credit Risk of JPMorgan Chase & Co.** — The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
- **The Appreciation Potential on the Notes is Limited to the Maximum Gain** — If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 25.00% or greater than 30.00%.
- **No Assurances of Moderate-Return Environment** — While the Notes are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.
- **No Interest or Dividend Payments or Voting Rights** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities comprising the Index would have.
- **Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity** — While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
- **Lack of Liquidity** — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

- **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.
- **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates** — JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.
- **Tax Treatment** — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.
- **Potential JPMorgan Chase & Co. Impact on Price** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the equity securities composing the Index, or in futures, options, exchange-traded funds or other derivative products on the equity securities comprising the Index may adversely affect the market value of the equity securities comprising the Index, the level of the Index, and, therefore, the market value of the Notes.
- **Many Economic and Market Factors Will Impact the Value of the Notes** — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

- **The Notes are Subject to Currency Exchange Risk** — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
- **Non-U.S. Securities Risk** — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

MSCI EAFE® Index

The MSCI EAFE® Index is published by MSCI and is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. The MSCI EAFE® Index is published by Bloomberg under the index symbol "MXEA". As of November 28, 2008 the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. A current list of the issuers that comprise the MSCI EAFE® Index is available on the MSCI Barra website: www.mscibarra.com.

You can obtain the level of the MSCI EAFE® Index from the Bloomberg Financial Markets page "MXEA <Index> <GO>" or from the MSCI Barra website at www.mscibarra.com.

The graph below illustrates the weekly performance of the MSCI EAFE® Index from January 2, 1998 to December 19, 2008. The historical levels of the MSCI EAFE® Index should not be taken as an indication of future performance.



2500
2000
1500
1000
500
0
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The MSCI EAFE® Index closing level on December 23, 2008 was 1209.34.

The information on the MSCI EAFE® Index provided in this free writing prospectus should be read together with the discussion under the heading "The MSCI EAFE® Index" beginning on page PS-35 of the accompanying product supplement no. UBS-5-A-I. Information contained in the MSCI Barra website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.